Exhibit 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2018	2017	2016	2015	2014

Earnings:

Income from continuing operations before income taxes (a)	$239	$6,891	$3,250	$2,657	$2,171

Adjustment for equity in net income of and dividends from equity investees	239	1	(1)	(1)	2

Fixed charges - below	475	468	498	520	400

Amortization of capitalized interest	1	1	1	1	2

Less: Capitalized interest	(3)	(2)	(1)	—	—

Earnings as adjusted	$951	$7,359	$3,747	$3,177	$2,575

Fixed charges:

Interest expense (b) (c)	$283	$308	$353	$374	$300

Capitalized interest	3	2	1	—	—

Portion of rental expense representative of the interest factor (d)	189	158	144	146	100

Total fixed charges	$475	$468	$498	$520	$400

Ratio:

Ratio of earnings to fixed charges	2.0	15.7	7.5	6.1	6.4

(a)
2018 includes non-cash goodwill impairment charges (pre-tax and after-tax) of $1,283 million for our McKesson Europe reporting unit and $455 million for our Rexall Health reporting unit within our Distributions Solutions segment. 2018 also includes pre-tax restructuring and asset impairment charges of $567 million primarily within our Distribution Solutions segment. 2017 includes a pre-tax gain of $3,947 million from the contribution of the majority of our Technology Solutions businesses and a non-cash pre-tax goodwill impairment charge of $290 million for our EIS reporting unit within our Technology Solutions segment.

(b)	2018 excludes a pre-tax loss on debt extinguishment of $122 million. Interest expense includes amortization of debt discounts and deferred loan costs.

(c)	Interest expense on uncertain tax liabilities is excluded from interest expense as the Company records these amounts within income tax expense.

(d)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.